Exhibit 99.1

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	48,164,664	23,506,562	3,298,333
Restricted cash	417,990	418,201	58,680
Accounts receivable, net	1,739,065	486,251	68,229
Inventories, net	12,874,986	8,777,977	1,231,686
Prepayments	24,386,010	23,847,057	3,346,110
Other current assets	37,908,092	53,747,621	7,541,621
Total current assets	125,490,807	110,783,669	15,544,659
Non-current assets:
Property, plant and equipment, net	169,653,582	199,842,200	28,040,944
Intangible asset, net	47,731,288	47,238,366	6,628,272
Operating lease right-of-use assets	7,424,554	7,041,815	988,075
Total non-current assets	224,809,424	254,122,381	35,657,291

TOTAL ASSETS	350,300,231	364,906,050	51,201,950

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	20,000,000	20,000,000	2,806,309
Current portion of long-term debts	3,410,000	4,580,000	642,645
Accounts payable	16,875,586	18,204,768	2,554,410
Advance from customers	107,826,617	101,190,688	14,198,615
Operating lease liabilities, current	3,479,752	2,892,871	405,914
Other current liabilities	90,978,171	85,149,822	11,947,834
Total current liabilities	242,570,126	232,018,149	32,555,727
Non-current liabilities:
Long-term debts	120,260,783	158,660,063	22,262,455
Operating lease liabilities, non-current	3,730,672	3,938,710	552,662
Total non-current liabilities	123,991,455	162,598,773	22,815,117
Total liabilities	366,561,581	394,616,922	55,370,844
Shareholders’ deficit:
Class A ordinary shares ($0.0002 par value; 121,410,923 shares authorized; 41,927,302 and 46,275,127 shares issued as of December 31, 2023 and June 30, 2024, respectively; 37,242,359 and 41,672,037 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)*	50,106	56,398	7,914
Class B ordinary shares ($0.0002 par value; 28,589,078 shares authorized; 28,589,078 shares issued and outstanding as of December 31, 2023 and June 30, 2024)*	36,894	36,894	5,177
Additional paid-in capital	428,310,028	459,199,604	64,432,789
Accumulated deficit	(452,031,693)	(509,265,433)	(71,457,798)
Statutory reserves	6,647,109	6,647,109	932,692
Accumulated other comprehensive income	2,254,558	7,055,364	989,976
Total Nano Labs Ltd shareholders' deficit	(14,732,998)	(36,270,064)	(5,089,250)
Noncontrolling interests	(1,528,352)	6,559,192	920,356
Total shareholders’ deficit	(16,261,350)	(29,710,872)	(4,168,894)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	350,300,231	364,906,050	51,201,950

*	After giving effect of the reverse stock split, see Note 11.

The accompanying notes are an integral part of these unaudited consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues	52,268,716	24,739,480	3,471,331
Cost of revenues	115,167,091	24,709,417	3,467,112
Gross profit (loss)	(62,898,375)	30,063	4,219

Operating expenses:
Selling and marketing expenses	9,501,537	4,334,564	608,206
General and administrative expenses	31,041,335	25,453,212	3,571,478
Research and development expenses	32,953,337	28,934,228	4,059,919
Total operating expenses	73,496,209	58,722,004	8,239,603

Loss from operations	(136,394,584)	(58,691,941)	(8,235,384)

Other expenses (income):
Finance expense (income)	1,600,591	(607,804)	(85,284)
Interest expenses	—	2,009,586	281,976
Interest income	(335,986)	(96,679)	(13,566)
Other income	(3,339,708)	(851,374)	(119,461)
Total other expenses (income)	(2,075,103)	453,729	63,665

Loss before income tax provision	(134,319,481)	(59,145,670)	(8,299,049)
Income tax provision	—	—	—
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Less: net loss attributable to noncontrolling interests	—	(1,911,930)	(268,273)
Net loss attributable to Nano Labs Ltd	(134,319,481)	(57,233,740)	(8,030,776)

Comprehensive income (loss):
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Other comprehensive income:
Foreign currency translation adjustment	1,771,255	4,800,723	673,616
Total comprehensive loss	(132,548,226)	(54,344,947)	(7,625,433)
Comprehensive loss attributable to noncontrolling interests	—	(1,912,013)	(268,285)
Comprehensive loss attributable to Nano Labs Ltd	(132,548,226)	(52,432,934)	(7,357,148)

Net loss per ordinary share:
Basic*	(2.41)	(0.85)	(0.12)
Diluted*	(2.41)	(0.85)	(0.12)

Weighted average number of shares used in per share calculation:
Basic*	55,748,336	67,666,712	67,666,712
Diluted*	55,748,336	67,666,712	67,666,712

*	After giving effect of the reverse stock split, see Note 11.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Class A Ordinary Share		Class B Ordinary Shares		Additional			Accumulated Other		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income	Noncontrolling Interest	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance, January 1, 2023	27,159,258	35,425	28,589,078	36,894	354,803,564	6,647,109	(199,207,921)	2,099,329	—	164,414,400
Share-based compensation	—	—	—	—	137,598	—	—	—	—	137,598
Net loss	—	—	—	—	—	—	(134,319,481)	—	—	(134,319,481)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,771,255	—	1,771,255
Balance, June 30, 2023	27,159,258	35,425	28,589,078	36,894	354,941,162	6,647,109	(333,527,402)	3,870,584	—	32,003,772
Balance, January 1, 2024	37,242,359	50,106	28,589,078	36,894	428,310,028	6,647,109	(452,031,693)	2,254,558	(1,528,352)	(16,261,350)
Issuance of ordinary shares and warrants, net of issuance costs	4,347,825	6,176	—	—	30,604,069	—	—	—	—	30,610,245
Cash contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	9,999,557	9,999,557
Share-based compensation	—	—	—	—	285,507	—	—	—	—	285,507
Issuance of ordinary shares upon the exercise of stock options	81,853	116	—	—	—	—	—	—	—	116
Net loss	—	—	—	—	—	—	(57,233,740)	—	(1,911,930)	(59,145,670)
Foreign currency translation adjustment	—	—	—	—	—	—	—	4,800,806	(83)	4,800,723
Balance, June 30, 2024	41,672,037	56,398	28,589,078	36,894	459,199,604	6,647,109	(509,265,433)	7,055,364	6,559,192	(29,710,872)
Balance, June 30, 2024, in US$	41,672,037	7,914	28,589,078	5,177	64,432,789	932,692	(71,457,798)	989,976	920,356	(4,168,894)

*	After giving effect of the reverse stock split, see Note 11.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	3,758,499	2,209,489	310,025
Depreciation and amortization expenses	2,656,632	3,240,245	454,656
Loss on lease termination	113,588	68,454	9,605
Share-based compensation	137,598	285,507	40,061
Inventory write-down	73,273,361	12,395,993	1,739,349
Changes in assets and liabilities:
Accounts receivable	1,484,741	1,258,245	176,551
Inventories, net	(13,043,807)	(8,289,134)	(1,163,093)
Prepayments	29,070,689	617,643	86,665
Other current assets	15,608,398	(10,876,189)	(1,526,097)
Accounts payable	40,189,889	1,237,849	173,689
Advance from customers	(18,644,091)	(6,671,941)	(936,176)
Operating lease liabilities	(2,006,248)	(2,315,354)	(324,880)
Other current liabilities	(32,915,974)	(10,769,483)	(1,511,125)
Net cash used in operating activities	(34,636,206)	(76,754,346)	(10,769,819)

Cash flows from investing activities:
Purchases of property, plant and equipment	(86,014,785)	(32,935,838)	(4,621,406)
Net cash used in investing activities	(86,014,785)	(32,935,838)	(4,621,406)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	30,610,245	4,295,090
Cash contribution from a noncontrolling shareholder	—	9,999,557	1,403,092
Proceeds from bank loans	50,876,549	185,306,916	26,001,419
Repayment of bank loans	(530,000)	(145,737,636)	(20,449,239)
Net cash provided by financing activities	50,346,549	80,179,082	11,250,362
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(297,627)	4,853,211	680,980
Net decrease in cash, cash equivalents and restricted cash	(70,602,069)	(24,657,891)	(3,459,883)
Cash, cash equivalents and restricted cash at beginning of the period	87,859,384	48,582,654	6,816,896
Cash, cash equivalents and restricted cash at end of the period	17,257,315	23,924,763	3,357,013

Supplemental cash flow disclosures:
Interest paid	1,054,271	4,485,989	629,453
Income taxes paid	—	165,278	23,191

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	255,315	1,927,067	270,397

The accompanying notes are an integral part of these unaudited consolidated financial statement.

NANO LABS LTD

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in RMB, except share or as otherwise noted)

1. Organization and nature of operations

Nano Labs Ltd (“Nano Labs”), incorporated on January 8, 2021, is a holding company, as an exempted company with limited liability in the Cayman Islands. Nano Labs principally engages in fabless integrated circuit (“IC”) design and sale of product solutions by integrating its self-designed IC products in the People’s Republic of China (“PRC”) and other countries and regions. The Company utilizes third-party suppliers to fabricate, pack and test the IC products.

Prior to the incorporation of the Company, the Company’s business was carried out by Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”) and its subsidiaries. Zhejiang Haowei was established by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, in July 2019. Nano Labs underwent a series of onshore and offshore reorganizations, which were completed in September 2021 (the “Reorganization”).

Immediately before and after the Reorganization, the controlling shareholders of Zhejiang Haowei controlled Zhejiang Haowei and Nano Labs; therefore, for accounting purposes, the Reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying unaudited consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company’s major subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Nanomicro Technology Co., Ltd. (“Zhejiang Nanomicro”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang NanoBlock Technology Co., Ltd.	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Ipollo Technology Co., Ltd.	August 18, 2020	Hangzhou, China	100%	Distribution of products
Nano Labs HK Limited	September 8, 2020	Hong Kong	100%	Investment
Nano Labs Inc	December 22, 2020	BVI	100%	Investment
Zhejiang Weike Technology Co., Ltd.	June 2, 2021	Hangzhou, China	100%	Research and development of software
IPOLLO PTE. LTD. (formerly IPOLLO MINER PTE.LTD.)	June 9, 2021	Singapore	100%	Distribution of products
Ipollo Tech Inc	June 29, 2021	BVI	100%	Investment
Nano Tech Cayman Ltd	July 6, 2021	Cayman	100%	Investment
Nano Technology HK Limited	July 7, 2021	Hong Kong	100%	Investment
Ipollo HK Limited	July 7, 2021	Hong Kong	100%	Distribution of products
Zhejiang Metaverse Technology Co., Ltd.	August 12, 2021	Hangzhou, China	100%	Investment
Ipollo Tech Ltd	October 27, 2021	Cayman	100%	Investment
Haowei Technology (Shaoxing) Co., Ltd.	November 3, 2021	Shaoxing, China	100%	Investment
Shenzhen Matamata Technology Co., Ltd.	November 17, 2021	Shenzhen, China	100%	Distribution of products
Shenzhen Matavos Technology Co., Ltd.	December 21, 2021	Shenzhen, China	100%	Distribution of products
Tsuki Inc	January 7, 2022	United States	100%	Distribution of products
Metaski (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	100%	Distribution of products
Haoweiverse (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	65%	Plant and distribution of products
Metameta (Shaoxing) Technology Co., Ltd.	January 25, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse HK Limited	May 18, 2022	Hong Kong	70%	Research and development
Metaverse (Shaoxing) Technology Co., Ltd.	May 20, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse Cayman Ltd	May 27, 2022	Cayman	70%	Investment
Ipolloverse Tech Inc	May 30, 2022	BVI	70%	Investment
Hangzhou Meta Technology Co., Ltd.	October 21, 2022	Hangzhou, China	100%	Distribution of products

Nano Labs and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Liquidity

During the six months ended June 30, 2024, the Company incurred net loss of RMB59.1 million, and the net cash used in operating activities was RMB76.8 million. As of June 30, 2024, the Company had a working capital deficit excluding advances from customers of RMB20.0 million and accumulated deficit of RMB509.3 million. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development.

In August and September, 2024, the Company entered into related party loan agreements with two shareholders to borrow interest-free loans in the total amount of US$8.5 million (RMB60.6 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, the loans were converted into an aggregate of 27,914,614 Class A ordinary shares with no additional consideration. The Company is also actively raising funds from outside investors. Moreover, the Company can adjust the pace of its operation expansion and control the operating expenses.

As a result, the Company’s cash flow projections for the period after one year the date that the unaudited consolidated financial statements are issued indicate that the Company’s existing cash and cash equivalents, together with the proceeds from Loans mentioned above, will be sufficient to cover the liquidity needs that become due within one year after the date that the unaudited financial statements are issued. The Company may need additional capital in the future to fund the continued operations of the Company. There can be no assurance that the Company will be successful in acquiring additional financing, that the Company’s projections of its future working capital needs will prove accurate, or that any additional financing would be sufficient to continue operations in future years.

2. Summary of Significant Accounting Policies

Basis of preparation

The unaudited consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for the complete consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2024, results of operations and cash flows for the six months ended June 30, 2023 and 2024. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Use of estimates

The preparation of the Company’s unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include, but not limited to, inventory write-down, impairment of long-lived assets, valuation allowance for deferred tax assets and share-based compensation.

Principles of consolidation

The Company’s unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Functional currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the unaudited consolidated statements of operations and comprehensive income (loss).

The financial statements of the Company are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the unaudited consolidated financial statement.

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.1268 on June 30, 2024, representing the central parity rate on June 30, 2024 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2024, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

Fair value measurement

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for similar assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments included in current assets and current liabilities are reported in the unaudited consolidated balance sheets at face value or cost, which approximate to fair value because of their short-term maturities.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2023 and June 30, 2024, cash and cash equivalents in banks was RMB48,164,664 and RMB23,506,562, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2023 and June 30, 2024, the Company had restricted cash balance of RMB417,990 and RMB418,201, respectively.

Inventories, net

Inventories, consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Prepayments

Prepayments primarily consist of advances to suppliers for future inventory purchases and prepaid processing fees.

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Computers and electronic equipment	2 to 3 years
Office furniture	5 years
Transportation equipment	4 years
Buildings	20 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term.

Construction in progress represents assets under construction. All direct costs relating to the construction are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

Intangible asset, net

The Company’s intangible asset with definite useful lives primarily consists of a franchise right and land use right. According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its franchise right and land use right on a straight-line basis over the contractual term. The estimated useful lives are as follows:

Franchise right	2 years
Land use right	50 years

Impairment of long-lived assets

For long-lived assets including property and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the six months ended June 30, 2023 and 2024, no impairment of long-lived assets was recognized.

Revenue from contracts with customers

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax and applicable local government levies.

Product sales revenue

The Company generates revenue primarily from the sale of product solutions by integrating its self-designed IC products (e.g., high throughput computing, or HTC, solutions) directly to a customer, such as a business or individual engaged in mining activities.

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial. The Company estimates sales return based on historical experiences and there was no allowance for sales return recorded during the six months ended June 30, 2023 and 2024.

Service revenue

The Company also generates revenue from its design and technical services under separate contracts. Revenues from the design and technical service to the customers are recognized at a point in time when services are provided.

Revenue disaggregation

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. The following table summarizes the net revenues generated from different revenue streams:

	For the six months ended June 30,
	2023	2024
	(Unaudited) RMB	(Unaudited) RMB
Product sales revenue	46,868,172	20,352,715
Service revenue	5,400,544	4,386,765
Net revenues	52,268,716	24,739,480

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2023 and June 30, 2024, the Company recorded contract liabilities of RMB107,826,617 and RMB101,190,688, respectively, which were presented as advance from customers on the accompanying unaudited consolidated balance sheets. During the six months ended June 30, 2023 and 2024, the Company recognized RMB20,684,360 and RMB12,066,145 of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, and warehousing costs. Service costs include labor costs and material costs. During the six months ended June 30, 2023 and 2024, the Company recorded inventory write-down of RMB73,273,361 and RMB12,395,993 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB1,051,572 and RMB245,883 for the six months ended June 30, 2023 and 2024, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB1,795,735 and RMB226,046 for the six months ended June 30, 2023 and 2024, respectively, are included in selling and marketing expenses.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, raw materials used, consulting and contractor expenses, testing and processing expenses and other expenses in associated with research and development activities. The Company recognizes research and development expenses as expense when incurred.

Leases

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company elected not to record assets and liabilities on its unaudited consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Employee social security and welfare benefits

Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

Share-based compensation

Restricted shares and options granted to employees and directors are accounted for under ASC Topic 718, “Compensation - Stock compensation” (“ASC 718”). In accordance with ASC 718, the Company determines whether restricted shares or options should be classified and accounted for as an equity award. All grants of restricted shares and options to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. The value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service periods in the statements of operations. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date.

The fair value of stock options granted is estimated on the grant date using the Binomial or Black-Scholes model.

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the foreseeable future.

In accordance with the provisions of ASC 740, “Income taxes”, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the unaudited consolidated statements of operations as income tax expense.

Noncontrolling interests

For the Company’s consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s unaudited consolidated balance sheets and have been separately disclosed in the Company’s unaudited consolidated statements of operations and comprehensive income (loss).

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

Earnings (loss) per share

The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. For the six months ended June 30, 2023 and 2024, substantially all of the Company’s long-lived assets are located in the PRC. The Company’s net revenues by geographical location of customers are as follows:

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB
PRC	41,146,359	20,059,137
The United States	5,327,331	1,019,596
Singapore	1,015,569	3,409,737
Others	4,779,457	251,010
Net revenues	52,268,716	24,739,480

Recently adopted or issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures” to improve the disclosures about reportable segments and include more detailed information about a reportable segment’s expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for public entities for annual reporting periods beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the related disclosures.

3. Inventories, net

Inventories, net consist of the following:

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Raw materials	56,952,428	56,728,381
Work in process	130,609,171	115,484,149
Finished goods	90,377,688	104,368,200
Less: write-down of inventories	(265,064,301)	(267,802,753)
Inventories, net	12,874,986	8,777,977

4. Prepayments

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Prepayments – inventories and processing fee	14,645,763	15,001,065
Prepayments – design fees	7,162,700	7,126,800
Prepayments – others	2,577,547	1,719,192
Prepayments	24,386,010	23,847,057

5. Other current assets

Other current assets consist of the following:

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Value-added tax recoverable	34,041,675	49,400,170
Deposits	2,361,968	2,983,097
Others	1,504,449	1,364,354
Total	37,908,092	53,747,621

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Cost:
Computers and electronic equipment	12,098,631	17,687,368
Office furniture	266,252	295,587
Leasehold improvement	1,550,648	2,633,754
Transportation equipment	41,014	41,014
Buildings	—	191,286,310
Construction in progress	165,221,605	170,184
Less: Accumulated depreciation	(9,524,568)	(12,272,017)
Property, plant and equipment, net	169,653,582	199,842,200

Depreciation expenses recognized for the six months ended June 30, 2023 and 2024 were RMB2,163,710 and RMB2,747,323, respectively.

As of December 31, 2023 and June 30, 2024, buildings with net book value of nil and RMB172,061,901 was pledged as collateral under a loan arrangement, respectively. Also see Note 10.

7. Intangible asset, net

Intangible asset, net consists of the following:

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Cost:
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(1,895,785)	(2,388,707)
Intangible asset, net	47,731,288	47,238,366

Amortization expense for the six months ended June 30, 2023 and 2024 amounted to RMB492,922 and RMB492,922, respectively.

As of December 31, 2023 and June 30, 2024, land use right with net book value of RMB47,731,288 and RMB47,238,366 was pledged as collateral under a loan arrangement, respectively. Also see Note 10.

As of June 30, 2024, the future estimated amortization expenses are as below.

Years ended December 31,	Estimated amortization expense
(Unaudited)
RMB
Remaining of 2024	492,922
2025	985,844
2026	985,844
2027	985,844
2028	985,844
Thereafter	42,802,068
Total	47,238,366

8. Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s unaudited consolidated statements of operations and comprehensive income (loss):

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	(Unaudited) RMB	(Unaudited) RMB
Operating lease cost	3,922,677	2,413,523
Short-term lease cost	177,103	363,912
Total lease cost	4,099,780	2,777,435

Supplemental disclosure related to operating leases were as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	(Unaudited) RMB	(Unaudited) RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,139,410	2,459,231

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)

Weighted average remaining lease term of operating leases (years)	3.53	3.14
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of June 30, 2024:

Lease Payment
(Unaudited)
Years Ended December 31,	RMB
Remaining of 2024	1,860,846
2025	2,211,153
2026	1,448,558
2027	1,197,632
2028	602,088
Thereafter	—
Total lease payments	7,320,277
Less: imputed interest	(488,696)
Total lease liabilities	6,831,581

9. Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
	RMB	RMB
Salary accrual	7,013,473	3,982,829
Deposit	10,000,000	5,000,000
Accrued construction in progress	46,180,063	34,060,872
Tax accrual	13,604,797	22,153,981
Others	14,179,838	19,952,140
Total	90,978,171	85,149,822

10. Short-term and long-term debts

Short-term debts

On September 21, 2023, the Company entered into a credit facility (the “Credit Facility”) up to RMB20,000,000 to be used for working capital and general corporate purposes. The Credit Facility has a one-year term expiring on September 20, 2024 and was guaranteed by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, Mr. Qifeng Sun, the principal shareholder and vice chairman, and two subsidiaries within the Company’s organizational structure. As of June 30, 2024, borrowings under the Credit Facility bear interest rates ranging from 3.7% to 4% per annum. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time. During the six months ended June 30, 2024, the Company borrowed and repaid nil under the Credit Facility.

Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. In June 2023, the credit line was increased to a maximum amount of RMB148,000,000, with guarantee provided by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198,000,000, with additional pledge by the Company’s buildings. During the six months ended June 30, 2023 and 2024, the Company borrowed RMB50,876,549 and RMB185,306,916 under the credit line and repaid RMB530,000 and RMB145,737,636, respectively. The outstanding loans bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from December 30, 2024 to July 25, 2030. The loans are pledged by the land use right and buildings of the Company (mentioned in Note 6 and Note 7).

As of June 30, 2024, the future maturities of long-term debts are as below:

Years Ended December 31,	Principal Repayment
(Unaudited)
RMB
Remaining of 2024	1,930,000
2025	5,350,000
2026	6,890,000
2027	8,430,000
2028	9,970,000
Thereafter	130,670,063
Total	163,240,063

11. Shareholders’ equity (deficit)

On November 13, 2023, the Company issued a total of 5,189,500 Class A ordinary shares, being the maximum aggregate number of shares which may be issued under the 2022 Share Incentive Plan (see Note 12) of the Company, to Nanoeco Ltd (“Nanoeco”), a British Virgin Islands limited liability company wholly owned by Kastle Limited, who has been designated as the nominee holder for the 5,189,500 Class A ordinary shares, which serves as the ESOP platform. During the six months ended June 30, 2024, a total of 81,853 options were exercised by employees at exercise price of US$ 0.0002 per share and the shares were transferred to the employees from the ESOP platform.

On January 25, 2024, the shareholders of the Company approved a 2-for-1 reverse stock split (the “reverse stock split”). After such reverse stock split, the authorized share capital of the Company were divided into 250,000,000 ordinary shares with par value of US$0.0002 each, comprising of :1) 121,410,923 Class A ordinary shares with par value of $0.0002 each, 2) 28,589,078 Class B ordinary shares with par value of $0.0002 each, and 3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The reverse stock split was effective on January 31, 2024. All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these unaudited financial statements and footnotes have been retrospectively adjusted to reflect the reverse stock split for all periods presented.

On April 11, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement) with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of $1.15 per share and warrants to purchase Class A ordinary shares at an exercise price of $1.26 per share. The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. The Company issued an aggregate of 4,347,825 Class A ordinary shares and warrants to purchase 6,521,737 shares of Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of approximately US$5.0 million. The Company received all the net proceeds of approximately US$4.3 million (approximately RMB30.6 million) after deducting placement agent’s fees and other offering expenses by April 16, 2024.

As of December 31, 2023 and June 30, 2024, 4,684,943 and 4,603,090 Class A ordinary shares held by the ESOP platform are considered issued but not outstanding. As of December 31, 2023 and June 30, 2024, there were a total of 70,516,380 and 74,864,205 Class A and Class B ordinary shares issued, 65,831,437 and 70,261,115 Class A and Class B ordinary shares outstanding, respectively.

12. Share-based compensation

2022 Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 5,189,500, which constitutes 10 % of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption.

Restricted Stock Units (“RSUs”)

On November 1, 2021, the Board of the Company approved the establishment of an employee benefit trust for the purpose of holding the Company’s ordinary shares to be transferred to the recipient employees and directors of the share awards granted prior to the establishment of the 2022 Plan. In January 2022, Mr. Jianping Kong and other original shareholders of Zhejiang Haowei transferred a total of 5,626,678 ordinary shares held by them on behalf of the respective equity reward holders to Nanometa Ltd. (“Nanometa”), the nominee of the employee benefit trust. 1,628,909 shares held by Nanometa were transferred to the recipient employees and directors. As of June 30, 2024, a total of 3,997,769 shares were still held by Nanometa, which comprises of: 1) 2,805,269 shares held on behalf of and transferable to the recipient employees and directors upon request; 2) 852,520 shares transferable to the recipient employees and directors upon vesting; and 3) 256,647 shares unassigned due to forfeiture of share awards.

During the six months ended June 30, 2023 and 2024, share-based compensation recognized by the Company related to the RSUs were RMB4,397 and RMB235, respectively. As of December 31, 2023 and June 30, 2024, unrecognized compensation cost is RMB4,264 and RMB2,040, respectively, which is expected to be recognized through December 2024.

The following table summarized the RSUs activity and related information for the six months ended June 30, 2024:

	Number of RSUs	Weighted Average Grant Date Fair Value (RMB)
Unvested, January 1, 2024	895,018	0.02
Granted	—	—
Forfeited	42,498	0.02
Vested	—	—
Unvested, June 30, 2024	852,520	0.02

Options

On January 1, 2022, the Company granted an employee an option to purchase 250,000 Class A ordinary shares of the Company with an exercise price of US$0.0004 per share. The option granted has a contractual term of 10 years. For the reward, 33.3% will be vested on December 31, 2022 or one year after the Company completed the initial public offering, whichever is earlier; 33.3% will be vested on December 31, 2023 or two years after the Company completed the initial public offering, whichever is earlier; and 33.3% will be vested on December 31, 2024 or three years after the Company completed the initial public offering, whichever is earlier. During the year ended December 31, 2023, the employee exercised the option to purchase a total of 83,333 shares. The shares were held on behalf of and transferable to the employee by Nanometa, the nominee of the employee benefit trust.

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 225,215 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 77,869 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 545,789 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date. The options in 2) and 3) described above were subject to performance conditions based on the result of an annual performance review of the grantee in accordance with the predetermined performance targets. The Company estimated the annual performance review result for each grantee and recognized the related compensation expenses.

On August 16, 2023, under the 2022 plan, the Company granted an employee an option to purchase 12,987 ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on August 16, 2023; 33.3% will be vested on August 16, 2024; and 33.3% will be vested on August 16, 2025.

The following table summarizes the share option activity and related information for the six months ended June 30, 2024:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)	Aggregated Intrinsic Value (RMB)
Outstanding as of January 1, 2024	312,386	0.001	9.30	7.34	4,004,469
Granted	—	—	—	—
Forfeited	37,413	0.001	—	7.34
Exercised	81,853	0.001	—	7.34
Outstanding as of June 30, 2024	193,120	0.001	8.83	7.34	611,641
Vested and exercisable as of June 30, 2024	51,956	0.001	8.83	7.34	164,553

During the six months ended June 30, 2023 and 2024, share-based compensation recognized by the Company related to the options were RMB133,201 and RMB285,272 respectively. The outstanding unamortized share-based compensation related to options was RMB465,851 (which will be recognized through April 2026) as of June 30, 2024.

13. Statutory Reserves

The Company’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Company is not required to make appropriation to other reserve funds and the Company does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the unaudited consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

The Company has made nil appropriations to statutory reserve for the six months ended June 30, 2023 and 2024.

14. Income Taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the holding companies incorporated in the Cayman Islands are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

The holding companies incorporated in the British Virgin Islands are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entity to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’ subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000. These companies did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

United States (“US”)

The Company’s subsidiary in the US is subject to profits tax at 21% statutory tax rate with respect to the profit generated from the US. The company did not make any provisions for the US profit tax as there were no assessable profits derived from or earned in the US since inception.

Singapore

The company incorporated in Singapore is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD100,000 (approximately RMB470,000) and 50% of the next SGD100,000 (approximately RMB470,000) taxable income exempted from income tax. The company did not make any provisions for Singapore income tax as there were no assessable profits derived from or earned in Singapore since inception.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, the Company’s PRC subsidiaries are subject to the EIT rate of 25%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Nanomicro obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024.

The provision for income taxes consists of the following:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
	RMB	RMB
Current income tax expense	—	—
Deferred tax expense	—	—
Income tax expense	—	—

The effective tax rate was 0.00% for the six months ended June 30, 2023 and 2024.

15. Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB
Customer C	22.7%	—
Customer E	13.6%	—
Customer F	—	17.2%
Customer G	—	13.7%
Customer H	—	12.8%

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB
Supplier A	10.2%	20.4%
Supplier F	40.3%	—
Supplier G	—	15.7%
Supplier H	—	11.5%
Supplier I	—	11.2%
Supplier J	—	10.5%

16. Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 8.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2023 and June 30, 2024.

On September 8, 2023, a customer named one of the Company’s subsidiaries as the defendant of a claim in the General Division of the High Court of the Republic of Singapore. This customer alleged that the Company failed to make timely delivery for products purchased and such products did not function as expected, demanding a return of payments of US$300,000 with relevant damages, interests and costs. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

On December 25, 2023, three of the Company’s subsidiaries were named as defendants along with others unaffiliated to the Company in a civil action filed at the People’s Court of Yuhuatai District, Nanjing City. The plaintiff of such civil action alleged that it entered into a sales contract for the Company’s products with one of the defendants who purportedly purchased the Company’s products for resale and failed to make timely delivery. The plaintiff seeks to rescind the sales contract with this defendant and demands a return of payments of RMB47,000,000 with interests accrued by all defendants including the Company’s three subsidiaries. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

On March 5, 2024, a customer filed a civil action against one of the Company’s subsidiaries at the People’s Court of Shangcheng District, Hangzhou City, for a sales contract dispute, claiming the contract should be annulled and demanding a return of payment of RMB2,973,600 with related interests. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

The Company believes they have strong arguments against these claims and will defend vigorously.

Two bank accounts of the Company were judicially frozen by the court as a result of legal proceedings. The frozen amount as of June 30, 2024 and the date of this unaudited consolidated financial statements was RMB418,201 and RMB418,597, respectively.

17. Subsequent events

The following subsequent events were evaluated on September 30, 2024, the date the unaudited financial statements were issued. Except as set forth below, there were no events that occurred subsequent to June 30, 2024 that require adjustment to or disclosure in the unaudited consolidated financial statements.

In July 2024, several employees who hold options under the 2022 share incentive plan, elected to exercise the vested options to purchase a total of 16,579 ordinary shares of the Company with an exercise price of US$0.0002 per share. As of the date the unaudited financial statements were issued, the share issuance procedure is still under progress and the shares have not been issued to the employee yet.

In August and September, 2024, the Company entered into loan agreements with Mr. Jianping Kong, the chairman and chief executive officer, and Mr. Qifeng Sun, the vice chairman, to borrow interest-free loans in the total amount of US$8.5 million (RMB60.6 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, the Company and the Lenders, along with their respective affiliates, entered into agreements to convert the Loans into an aggregate of 27,914,614 Class A ordinary shares of the Company for no additional consideration. The per share consideration of the conversion is US$0.3045 per ordinary share. The share issuance was completed on September 23, 2024.

From July to September 2024, the Company borrowed approximately RMB11.2 million in total from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right and buildings of the Company mentioned in Note 10. The additional borrowings bear an annual interest rate of 5.4% with repayment dates to July 25, 2030.